

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121


06015471


SEC MAIL
RECEIVED
PROCESSING
JUL 25 2006
WASH., D.C.
213
SECTION

19th July 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sirs

~~Premier Oil plc (f/k/a~~ Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 31st January 2006:

"Operational and Trading Update"

Yours faithfully

Stephen Huddle

Stephen Huddle
Company Secretary

Enc

PROCESSED
JUL 26 2006
THOMSON
FINANCIAL

dlw 7/26



Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC
("Premier" or "the Company")

Operational and Trading Update

19th July 2006

Premier Oil intends to announce its interim results for the six months to 30th June 2006 on Thursday 21st September. In advance of these results, Premier provides an update on recent operations and trading performance during the first half of 2006.

Highlights:

- 100% exploration success record from three exploration wells in Indonesia
- Discovery on our first well in Vietnam, the Dua prospect
- Acquisition of 16.67% in the highly attractive North Sumatra Block A PSC in Indonesia
- On target to deliver 4 high impact wells during 2006 at a planned spend of $50 million
- New rig contracts in Gabon, Guinea Bissau, India, Indonesia and the UK, successfully locking in 2006/7 drilling programme
- Strong cash flow generation leading to a net cash position at 30th June of around $40 million

Simon Lockett, Chief Executive of Premier said:

"Premier has continued to make excellent progress in realising its strategic goals, with exploration success, progress in our development portfolio and a promising acquisition in Indonesia. We look forward to the second half of 2006, anticipating the results of high-impact exploration drilling from Vietnam, India and the UK."

19 July 2006

ENQUIRIES
Premier Oil plc — **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
Archie Berens — **Tel: 020 7743 6679**
Alisdair Haythornthwaite — **Tel: 020 7743 6676**

Financial Highlights

Working interest production for the first half of the year averaged 33,600 boepd (2005 FY - 33,300 boepd). Production from the Chinguetti field in Mauritania has now stabilised at around 35,000 boepd. At this level, Premier's total production for the year is likely to average at or around the current level of 33,000 boepd.

Cash flows for the first half benefited from strong oil and gas prices with oil production sold at an average of $66.37 per barrel for the first half, a premium to Brent. Indonesian gas prices were also extremely strong, benefitting from high sulphur fuel oil pricing which drives the contracted price.

Development capex for the full year is expected to be around $120 million after inclusion of the $17 million purchase price for our acquisition in North Sumatra.

Exploration capex has been actively managed during the first half. This has included farm-outs on favourable terms in Vietnam, India, UK and Pakistan. We anticipate meeting our stated targets of drilling at least 4 high impact wells for the year on exploration spend of no more than $50 million (pre-tax).

Premier's cashflow continues to be very strong. Net debt of $26 million at 31st December 2005 was transformed into a net cash position of approximately $40 million at 30th June 2006.

Exploration Update

Current operations

Vietnam

Premier is currently drilling on the Dua prospect in Vietnam. Premier confirmed presence of oil and gas in the Northern fault block of this prospect. Sidetrack operations continue into the Southern fault block and a further release will be made upon completion of operations.

Egypt

Premier's Al- Amir appraisal well was spudded on 25th May 2006. The well appraised an earlier 2005 discovery that flowed 750 boepd. The well has reached target depth and oil was successfully encountered within several horizons in the South Gharib reservoir.

Indonesia

In addition to its previously announced successful wells at Macan Tutul and Lembu Peteng, Premier is pleased to report that the non-operated Lukah-1 exploration well in the Kakap block encountered gas. Gas was tested over two intervals and flowed at a combined rate of 19.7 mmscf/d with some additional flow of condensate. Premier holds an 18.75% of this discovery, close to the existing infrastructure of the Kakap field.

2nd Half 2006 Exploration Programme

ASIA

Vietnam
On completion of the Dua well, Premier will drill the Blackbird prospect exploring a large tilted fault block updip of a pre-existing well which encountered very good oil shows. The Blackbird structure has the potential for up to 80 mmbbls of oil.

Indonesia
The Seadrill-5 rig is anticipated to spud an appraisal of Premier's significant Lembu Peteng discovery in December 2006. The Lembu-Peteng discovery, announced on 23rd March 2006, tested an oil zone at a stabilised rate of 610 boepd, and two gas zones yielded 8.5 mmscf/d of gas plus 580 boepd of condensate.

India
Premier plans to spud the high-impact Masimpur-3 well, a 2 Tcf onshore gas prospect in Cachar in December 2006. Premier recently completed a farmout on this licence and retains a 14% interest in Masimpur.

Premier has recently signed an LOI to secure the Century 28 rig to drill the Masimpur prospect and a possible further two wells on the Cachar block. The farm-in agreement also contemplates joint bidding for selected licences in the forthcoming NELP 6 exploration round.

NORTH SEA

UK
Premier plans to drill the Peveril prospect on licence P802, commencing November 2006. Premier has completed a farm-out of its interest and is in final negotiations with a drilling contractor to manage and drill the well. Premier retains a 30% interest in this 40 mmbbl prospect which is located close to existing Fife Area infrastructure (Premier - 15%). Premier has also recently made two applications for new exploration acreage in the UKCS 24th Licencing Round.

Norway
Premier is continuing exploration activity on the 2005 APA blocks with a view to maturing prospects for drilling in 2007 and 2008. Premier has formed a number of AMI groups to progress applications in the forthcoming 2006 APA round.

WEST AFRICA

Mauritania
Woodside has reported that the Atwood Hunter is now on location for the Colin well. Colin is a 170 mmbbl Miocene prospect in which Premier holds a 4.63% share via its interest in PSC A. After a programme of wells which may include phase 2 development drilling on the Chinguetti field, the Atwood Hunter is scheduled to drill the Kibaro exploration prospect late in 2006 or early in 2007. This is a 130 mbbl prospect in PSC A (Premier share 4.62%) with a Cretaceous objective.

2007 Exploration Programme

WEST AFRICA

Guinea Bissau

Given the tight rig market in West Africa, Premier is pleased to announce that the Global SantaFe rig Baltic has been contracted to drill the Eirozes and Espinafre prospects (predrill estimates 250 mmbbls and 70 mmbbls gross respectively) in early Q1 2007. Having previously reserved slots with the Bulford Dolphin Rig, operating delays and slippage in its programme led Premier to seek an alternative rig to secure the timing of our wells on these prospects.

MIDDLE EAST AND PAKISTAN

Pakistan

The high-impact Anne well is now scheduled to spud in Q2 2007. The timing of this well has been moved to avoid the significant costs which would have been associated with drilling through the monsoon season. Anne is only the third well to be drilled on the offshore Indus Delta and success on this high risk well would open up a new oil frontier. Premier holds a 12.5% share in this 250 mmbbl prospect.

ASIA

Indonesia

Premier has extended the current 2006 rig contract with the Seadrill-5 for the 2007 programme. It is anticipated that this will comprise a Premier-operated 5 well programme with 2 exploration wells likely on Block A and further appraisal wells on the Lembu Trend and on Gajah Puteri. Premier has options on 2 further rig slots.

India

After completion of operations on Masimpur-3, which is planned to be drilling during December 2006, Premier is planning to spud a further 2 wells on the large Chargola and Kancipir gas prospects. Premier will hold a 14% share.

Philippines

Premier operates Service Contract 43 in the Ragay Gulf with a 42.5% working interest. Having identified a trend of carbonate build-ups, Premier is planning for a well to test the trend in the second half of 2007.

Updated drilling charts for these programmes can be found on www.premier-oil.com

Production and Development Portfolio Update

Premier has continued to make strong progress in the commercialisation of its project development portfolio.

ASIA

Indonesia

Natuna Sea Block A

The West Lobe Wellhead Platform was installed in April and achieved mechanical completion in June 2006. The Wellhead platform will be used to drill up to a maximum of 12 wells over the productive life of the field, will tie-in to the existing pipeline facilities and will be controlled remotely from the existing Anoa production complex. A 4 well development drilling programme will commence in July using the Seadrill-5 drilling rig.

Negotiations continue over the sale of further gas from Block A with prospective buyers in Singapore. We currently assess Singapore to be the optimal market for new gas sales where new gas-fired power stations, as well as new petrochemical plants, are planned, but maintain a watching brief over alternative markets, particularly domestic Indonesia.

North Sumatra Block A

Premier, together with its partners Medco and Japex, acquired a subsidiary of ExxonMobil which holds a 50% working interest in the North Sumatra Block A PSC, onshore Indonesia in March. The partners paid $51 million in aggregate, with Premier paying $16.7 million for a 16.67% interest in the block. The operator of the block is ConocoPhillips (50%).

The block contains three undeveloped discoveries, which in total are certified as holding over 650 bcf gross of proved and probable reserves (110 bcf net to Premier). The gas reserves will be developed to supply PT Pupuk Iskandar Muda (PIM), which operates two fertiliser plants located close to the Arun LNG facility. Premier plans for first gas in 2010. Premier anticipates that development costs for the three areas will be approximately $400 million gross.

North Sumatra Block A offers substantial potential upside. Around 20 prospects have been identified with total prognosed unrisked reserves of 1.5 tcf gross. The giant Kuala Langsa field is located at the Eastern edge of the block and contains 10 tcf with high CO_2 content.

A map of the block can be found on Premier's website at www.premier-oil.com

India

The PSC for the Ratna field development project, offshore Mumbai, received preliminary government approval earlier this year. Discussions continue with the partners and MoPNG regarding offtake arrangements under the contract. Under the draft PSC Premier is the operator with a carried 10% stake in the project. Post redevelopment, it is expected that production from the field will be in excess of 20,000 boepd.

MIDDLE EAST AND PAKISTAN

Pakistan

All four of our existing producing fields are performing extremely well, again generating record production levels in response to strong local demand for gas. Good progress is being made in pursuing field and plant capacity expansions on the following projects:

Zamzama Phase 2 expansion	-	expected onstream July 2007
Qadirpur plant capacity enhancement	-	expected onstream January 2008
Bhit Phase 2	-	expected onstream January 2008

These initiatives are projected to increase our net production in Pakistan from the current level of around 12,000 boepd to over 16,000 boepd during 2008.

A Qadirpur development well is currently being deepened to evaluate a lower prospect ("Qadirpur deep") targeting gross mean reserves of 400 bcf. Results from this well are expected in September.

A 3D seismic study on Kadanwari has been completed and has identified new prospects for drilling.

WEST AFRICA

Mauritania

Production from the Chinguetti field (Premier - 8.12%) has currently stabilised in the 35-40 kboepd range (gross). A significant increase in production is not expected until additional development wells are onstream. It is too early to fully assess the impact of recent reservoir performance in reserve estimates. Options for the next phase of development drilling are currently being finalised.

Evaluation of the potential development of the Tiof and Tevet discoveries in PSC B (Premier - 8.12%) is advanced and expected to lead to initial development decisions in early 2007. Both fields present considerable technical and commercial challenges which are being actively addressed by the joint venture.

NORTH SEA

UK

Production on Wytch Farm in the first half of 2006 was lower than expected, however, Premier is looking forward to a strong second half as two new wells are brought onstream and further interventions are completed to maintain production levels. The Operator is considering options for the development of the 98/2 offshore discovery now named Beacon.

Kyle oil production has been better than expected during the first half of 2006. In August the K15 well will be re-perforated which will maintain oil production rates. Approvals have been given for the purchase of long lead items required for the Palaeocene well that is currently scheduled for the end of the second quarter 2007.

Norway

Premier is working towards declaration of commerciality on the Froy field (Premier 50%) by the end of 2006, prior to submitting the plan of development during the first half of 2007.